UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MEDMEN ENTERPRISES INC.

(Name of Issuer)

CLASS B SUBORDINATE VOTING SHARES

(Title of Class of Securities)

58507M107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58507M107

1.	Names of Reporting Persons Don Hankey

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 57,006,299 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 57,006,299 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,006,299 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.5%

12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 31,670,177 Class B Common Shares of MM CAN USA, Inc., a Delaware corporation (“MM CAN Shares”) issuable to Hankey Capital, LLC (“Hankey Capital”), 12,668,061 MM CAN Shares issuable to Westlake Capital Finance, LLC (“Westlake”) and 12,668,061 MM CAN Shares issuable to Knight Insurance Company, Ltd. (“Knight”), in each case, upon the exercise of warrants held by each such entity. Each MM CAN Share is exchangeable into one Class B Subordinate Voting Share of the Issuer (each, a “Share”). Don Hankey is the Manager of Hankey Capital, and the Chairman of each of Westlake and Knight.

Explanatory Note: This Amendment No. 1 (this “Amendment”) to the Schedule 13G (the “Initial 13G”), filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on February 16, 2021, amends and supplements certain of the items set forth therein.

Item 4.	Ownership

This Item 4 is hereby amended and supplemented with the following:

Don Hankey may be deemed the beneficial owner of an aggregate of 57,006,299 Shares, which is approximately 4.5% of the outstanding Shares. This amount consists of 31,670,177 MM CAN Shares issuable to Hankey Capital, 12,668,061 MM CAN Shares issuable to Westlake and 12,668,061 MM CAN Shares issuable to Knight, in each case, upon the exercise of warrants held by each such entity. Each MM CAN Share is exchangeable into one Share. Don Hankey is the Manager of Hankey Capital, and the Chairman of each of Westlake and Knight. Don Hankey has the sole voting and dispositive power over the Shares held by Hankey Capital, Westlake and Knight.

The percentage is based on 1,208,249,218 Shares outstanding as of February 2, 2022, as provided by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class

This Item 5 is hereby amended with the following:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022	/s/ Don Hankey
Don Hankey